UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                Commission File Number: 0-13544

                Technology General Corporation
      (Exact name of registrant as specified in its charter)

                      12 Cork Hill Road
                    Franklin, New Jersey
                       (973) 827-4143

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, Par Value $.001 Per Share

Class A Common Stock, Par Value $.001 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [X]
Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6 [ ]
Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification or notice date: 459 holders of Common Stock; 19 holders of Class A Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Technology General Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

             TECHNOLOGY GENERAL CORPORATION

             Date: August 9, 2000 By: /s/ Charles J. Fletcher
                                      ------------------------------
                                Name:  Charles J. Fletcher
                                Title: President/Chairman